================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002

                           Prana Biotechnology Limited

                              (Name of Registrant)

      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia

                     (Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________________


================================================================================

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.   Preliminary Final Report for the Financial Year ended June 30, 2002.

                                                                          ITEM 1

                                                                   Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

                                                                  Rules 4.1, 4.3

                                   Appendix 4B

                      Half yearly/preliminary final report

Introduced 30/6/2002.

 Name of entity
 -------------------------------------------------------------------------------
 PRANA BIOTECHNOLOGY LIMITED
 -------------------------------------------------------------------------------

 ABN or equivalent company  Half yearly     Preliminary    Half year/financial
 reference                  (tick)          final (tick)   year ended (`current
                                                           period')
 -------------------------  -----------     ------------   --------------------
 37 080 699 065                                 |X|        30 JUNE 2002
 -------------------------  -----------     ------------   --------------------

For announcement to the market

        Extracts from this report for announcement to the market (see note 1).              $A
---------------------------------------------------------------------------------------------------------
Revenues from ordinary activities (item 1.1)                    up                    54%  to    793,970

Profit (loss) from ordinary activities after tax attributable   up                    28%  to (5,304,236)
to members (item 1.22)

Profit (loss) from extraordinary items after tax attributable   gain (loss)             0              0
to members (item 2.5(d))                                        of

Net profit (loss) for the period attributable to members        up                    28%  to (5,304,236)
(item 1.11)
---------------------------------------------------------------------------------------------------------

Dividends (distributions)                                      Amount per security     Franked amount per
                                                                                           security
---------------------------------------------------------------------------------------------------------
Final dividend (Preliminary final report only - item 15.4)
Interim dividend (Half yearly report only - item 15.6)             0(cent)                0(cent)
---------------------------------------------------------------------------- ----------------------
Previous corresponding period (Preliminary final report -
item 15.5; half yearly report  - item 15.7)                        0(cent)                0(cent)
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
+Record  date  for   determining   entitlements   to  the
dividend,                                                         N/A
(in the case of a trust, distribution) (see item 15.2)


Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

--------------------------------------------------------------------------------

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 1

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

Condensed consolidated statement of financial performance

                                                             Current period - $A     Previous corresponding
                                                                                               period -  $A
-------------------------------------------------------------------------------------------------------------
                                                                         793,970                    516,182
1.1      Revenues from ordinary activities (see items 1.23
         -1.25)
                                                                      (6,098,206)                (4,655,162)
1.2      Expenses from ordinary activities (see items
         1.26, 1.27 & 2.03)
1.3       Borrowing costs                                                      0                          0
1.4      Share of net profits (losses) of associates and                       0                          0
         joint venture entities (see item 16.7)
-------------------------------------------------------------------------------------------------------------
                                                                      (5,304,236)                (4,138,980)
1.5      Profit (loss) from ordinary activities before tax

                                                                               0                          0
1.6      Income tax on ordinary activities (see note 4)
-------------------------------------------------------------------------------------------------------------
                                                                      (5,304,236)                 (4,138,980)
1.7      Profit (loss) from ordinary activities after tax

1.8      Profit (loss) from extraordinary items after tax
         (see item 2.5)                                                        0                           0
-------------------------------------------------------------------------------------------------------------
                                                                      (5,304,236)                 (4,138,980)
1.9      Net profit (loss)
                                                                               0                           0
1.10     Net profit (loss) attributable to outside +equity
         interests
-------------------------------------------------------------------------------------------------------------
                                                                      (5,304,236)                 (4,138,980)
1.11     Net profit (loss) for the period attributable to
         members
-------------------------------------------------------------------------------------------------------------
Non-owner transaction changes in equity

1.12      Increase (decrease) in revaluation reserves                          0                           0
1.13      Net exchange differences recognised in equity                        0                           0
1.14      Other  revenue,  expense and initial  adjustments                    0                           0
          recognised directly in equity (attach details)
          Initial   adjustments   from   UIG   transitional
1.15      provisions                                                           0                           0
-------------------------------------------------------------------------------------------------------------
1.16      Total  transactions  and  adjustments  recognised                    0                           0
          directly in equity (items 1.12 to 1.15)
-------------------------------------------------------------------------------------------------------------
1.17      Total  changes  in  equity  not  resulting   from           (5,304,236)                 (4,138,980)
          transactions with owners as owners
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    Current period            Previous
                                                              corresponding
 Earnings per security (EPS)                                  Period
--------------------------------------------------------------------------------
 1.18    Basic EPS                     (9.2) cents               (7.8) cents

 1.19    Diluted EPS                   (9.2) cents               (7.8) cents

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 2

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------
Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

                                                             Current period - $A    Previous   corresponding
                                                                                    period - $A
-------------------------------------------------------------------------------------------------------------
 1.20     Profit  (loss) from ordinary  activities  after             (5,304,236)               (4,138,980)
          tax (item 1.7)

 1.21     Less (plus) outside +equity interests                                0                         0
 -------------------------------------------------------------------------------------------------------------
 1.22     Profit  (loss) from ordinary  activities  after             (5,304,236)               (4,138,980)
          tax, attributable to members
 -------------------------------------------------------------------------------------------------------------


Revenue and expenses from ordinary activities

(see note 15)
                                                           Current period - $A      Previous   corresponding
                                                                                    period - $A
-------------------------------------------------------------------------------------------------------------
 1.23     Revenue from sales or services                                       0                         0

 1.24     Interest revenue                                               226,720                   290,182

 1.25     Other relevant revenue                                         567,250                   226,000

 1.26     Details of relevant expenses
          Patents/Research and Development Costs                      (2,479,945)               (2,362,917)
          Consulting Fees                                               (460,643)                 (306,530)
          Legal Fees                                                    (823,201)                 (252,675)
          Wages                                                         (378,853)                 (122,199)
          Corporate Compliance                                          (339,383)                 (196,629)
          Other                                                         (455,586)                 (273,553)
 1.27     Depreciation   and    amortisation    excluding
          amortisation of intangibles (see item 2.3)                     (60,591)                  (40,654)
-------------------------------------------------------------------------------------------------------------
 Capitalised outlays

 1.28     Interest costs capitalised in asset values
                                                                               0                         0
 1.29     Outlays   capitalised  in  intangibles  (unless
          arising from an +acquisition of a business)                          0                         0
-------------------------------------------------------------------------------------------------------------

Consolidated retained profits
                                                          Current period - $A       Previous corresponding
                                                                                    period -  $A
-------------------------------------------------------------------------------------------------------------
1.30     Retained profits (accumulated losses) at the                 (5,545,957)               (1,406,977)
         beginning of the financial period
                                                                      (5,304,236)               (4,138,980)
1.31     Net profit (loss) attributable to members
         (item 1.11)

1.32 Net transfers from (to) reserves (details if material)

1.33     Net effect of changes in accounting policies

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 3

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------



1.34     Dividends and other equity distributions paid
         or payable
-------------------------------------------------------------------------------------------------------------
1.35     Retained profits (accumulated losses) at end                (60,591)                  (40,654)
         of financial period
-------------------------------------------------------------------------------------------------------------

Intangible and extraordinary items


                                        ---------------------------------------------------------------------
                                                           Consolidated - current period
                                        ---------------------------------------------------------------------
                                           Before tax          Related tax       Related         Amount(after
                                           $A                  $A                outside         tax)
                                                                                 +equity         attributable
                                                                               interests         to members
                                                                                $A               $A

                                                     (a)               (b)              (c)      (d)
                                        --------------------------------------------------------------------
 2.1     Amortisation of goodwill                     0                 0                0                 0

 2.2     Amortisation of other               (1,100,004)                0                0        (1,100,004)
         intangibles
                                        --------------------------------------------------------------------
 2.3     Total amortisation of               (1,100,004)                0                0        (1,100,004)
         intangibles
-------------------------------------------------------------------------------------------------------------
 2.4     Extraordinary items (details)                0                 0                0                 0
                                        --------------------------------------------------------------------
 2.5     Total extraordinary items                    0                 0                0                 0
------------------------------------------------------------------------------------------------------------



 Comparison of half year profits                          Current year - $A        Previous year - $A
 (Preliminary final report only)                          -------------------------------------------
 3.1     Consolidated profit (loss) from ordinary                (2,534,000)               (1,939,000)
         activities after tax attributable to members
         reported for the 1st half year (item 1.22 in
         the half yearly report)
                                                          -------------------------------------------
 3.2     Consolidated profit (loss) from ordinary                (2,770,236)               (2,199,980)
         activities after tax attributable to members
         for the 2nd half year
                                                          -------------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 4

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

                                                      ---------------- ------------------- ------------------
  Condensed consolidated statement of financial       At    end    of    As shown in last    As in last half
  position                                            current  period    annual report $A    yearly report $A
                                                      $A

                                                      -------------------------------------------------------
            Current assets

 4.1        Cash                                            3,585,014           6,854,873          5,508,105
 4.2        Receivables                                       107,936             355,621              5,348
 4.3        Investments                                             0                   0                  0
 4.4        Inventories                                             0                   0                  0
 4.5        Tax assets                                              0                   0                  0
 4.6        Other (provide details if material)                60,367             166,341             42,422
                                                      -------------------------------------------------------

 4.7        Total current assets                            3,753,317           7,376,835          5,555,875
 ------------------------------------------------------------------------------------------------------------

            Non-current assets

 4.8        Receivables                                             0                   0                  0
 4.9        Investments (equity accounted)                          0                   0                  0
 4.10       Other investments                                       0                   0                  0
 4.11       Inventories                                             0                   0                  0
 4.12       Exploration  and evaluation  expenditure                0                   0                  0
            capitalised (see para .71 of AASB 1022)

 4.13       Development      properties     (+mining                0                   0                  0
            entities)
 4.14       Other  property,   plant  and  equipment          139,653             149,555            159,163
            (net)

 4.15       Intangibles (net)                              13,688,349          14,788,353         14,238,351
 4.16       Tax assets                                              0                   0                  0
 4.17       Other (provide details if material)                     0                   0                  0
                                                      -------------------------------------------------------

 4.18       Total non-current assets                       13,828,002          14,937,908         14,397,514
 ------------------------------------------------------------------------------------------------------------

 4.19       Total assets                                   17,581,319          22,314,743         19,953,389
 ------------------------------------------------------------------------------------------------------------

            Current liabilities

 4.20       Payables                                         (912,332)           (912,258)        (1,071,000)
 4.21       Interest bearing liabilities                            0                   0                  0
 4.22       Tax liabilities                                         0                   0                  0
 4.23       Provisions exc. tax liabilities                         0              (9,608)           (23,434)
 4.24       Other (provide details if material)                     0                   0                  0
                                                      -------------------------------------------------------

 4.25       Total current liabilities                        (912,332)           (921,866)        (1,094,434)
 ------------------------------------------------------------------------------------------------------------

            Non-current liabilities

 4.26       Payables                                                0                   0                  0
 4.27       Interest bearing liabilities                            0                   0                  0
 4.28       Tax liabilities                                         0                   0                  0
 4.29       Provisions exc. tax liabilities                         0                   0                  0
 4.30       Other (provide details if material)                     0                   0                  0
                                                      -------------------------------------------------------
 4.31       Total non-current liabilities                           0                   0                  0


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 5

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

Condensed consolidated statement of financial position continued

 ------------------------------------------------------------------------------------------------------------

 4.32       Total liabilities                                (912,332)           (921,866)        (1,094,434)
 ------------------------------------------------------------------------------------------------------------
 4.33       Net assets                                     16,668,987          21,392,877         18,858,955
 -----------------------------------------------------------------------------------------------------------
           Equity

 4.34      Capital/contributed equity                      12,857,238          12,276,892         12,276,892
 4.35      Reserves                                        14,661,942          14,661,942         14,661,942
 4.36      Retained profits (accumulated losses)          (10,850,193)         (5,545,957)        (8,079,879)
-------------------------------------------------------------------------------------------------------------
 4.37      Equity attributable to members of the
           parent entity                                   16,668,987          21,392,877         18,858,955

 4.38      Outside +equity interests in controlled                 0
           entities
                                                      -------------------------------------------------------
 4.39      Total equity                                    16,668,987          21,392,877         18,858,955
 ------------------------------------------------------------------------------------------------------------
 4.40      Preference  capital  included  as part of                0                   0                  0
           4.37
 ------------------------------------------------------------------------------------------------------------

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

                                                           -----------------------------------------------
                                                           Current period $A       Previous  corresponding
                                                                                   period - $A
                                                           -----------------------------------------------
5.1      Opening balance                                                   0                        0

5.2      Expenditure incurred during current period                        0                        0

5.3      Expenditure written off during current period                     0                        0

5.4      Acquisitions, disposals, revaluation                              0                        0
         increments, etc.

5.5      Expenditure transferred to Development                            0                        0
         Properties
                                                           -------------------------------------------
5.6      Closing balance as shown in the consolidated                      0                        0
         balance sheet (item 4.12)
------------------------------------------------------------------------------------------------------

Development properties
(To be completed only by entities with mining interests if amounts are material)

                                                           ------------------------ -----------------------
                                                           Current period $A        Previous corresponding
                                                                                    period - $A
                                                           ------------------------ -----------------------
6.1      Opening balance                                                   0                       0
6.2      Expenditure incurred during current period                        0                       0

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 6

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

6.3      Expenditure transferred from exploration and                      0                       0
         evaluation
6.4      Expenditure written off during current period                     0                       0
6.5      Acquisitions, disposals, revaluation                              0                       0
         increments, etc.
6.6      Expenditure transferred to mine properties                        0                       0
                                                           ------------------ -----------------------
6.7      Closing balance as shown in the consolidated                      0                       0
         balance sheet (item 4.13)
                                                           ------------------ -----------------------

Condensed consolidated statement of cash flows
                                                               ------------------------ -----------------------
                                                               Current period $A        Previous
                                                                                        corresponding period
                                                                                        - $A
                                                               ------------------------ -----------------------
             Cash flows related to operating activities

 7.1         Receipts from customers                                                 0                       0
 7.2         Payments to suppliers and employees                            (4,885,444)             (2,651,685)
 7.3         Dividends received from associates                                      0                       0
 7.4         Other dividends received                                                0                       0
 7.5         Interest and other items of similar nature                        242,215                 253,177
             received

 7.6         Interest and other costs of finance paid                                0                       0
 7.7         Income taxes paid                                                       0                       0
 7.8         Other  - Grants Received                                          843,714                  38,193
                                                               ------------------------ -----------------------
 7.9         Net operating cash flows                                       (3,799,515)             (2,360,315)
 ----------- ------------------------------------------------- ------------------------ -----------------------

             Cash flows related to investing activities

 7.10        Payment for  purchases  of  property,  plant and                  (50,689)                      0
             equipment
 7.11        Proceeds  from  sale  of  property,   plant  and                        0                       0
             equipment
 7.12        Payment for purchases of equity investments                             0                       0
 7.13        Proceeds from sale of equity investments                                0                       0
 7.14        Loans to other entities                                                 0                       0
 7.15        Loans repaid by other entities                                          0                       0
 7.16        Other (provide details if material)                                     0                       0
                                                               ------------------------ -----------------------
 7.17        Net investing cash flows                                          (50,689)                      0
 ----------- ------------------------------------------------- ------------------------ -----------------------

             Cash flows related to financing activities

 7.18        Proceeds  from  issues of  +securities  (shares,                  580,345               4,745,599
             options, etc.)
 7.19        Proceeds from borrowings                                                0                       0
 7.20        Repayment of borrowings                                                 0                       0
 7.21        Dividends paid                                                          0                       0
 7.22        Other (provide details if material)                                     0                       0
                                                               ------------------------ -----------------------
  7.23        Net financing cash flows                                          580,345               4,745,599
 ----------- ------------------------------------------------- ------------------------ -----------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 7

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------


 ----------- ------------------------------------------------- ------------------------ -----------------------
 7.24        Net increase (decrease) in cash held                           (3,269,859)              2,385,284
 7.25        Cash at beginning of period                                     6,854,873               4,469,589
             (see Reconciliation of cash)
 7.26        Exchange rate adjustments to item 7.25.                                 0                       0
                                                               ------------------------ -----------------------
 7.27        Cash at end of period                                           3,585,014               6,854,873
             (see Reconciliation of cash)
                                                               ------------------------ -----------------------

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. ( If an amount is quantified, show comparative amount.)
--------------------------------------------------------------------------------

NIL

--------------------------------------------------------------------------------

Reconciliation of cash

                                                          ------------------------- ------------------------
 Reconciliation of cash at the end of the period (as      Current period $A         Previous corresponding
 shown in the consolidated statement of cash flows) to                              period - $A
 the related items in the accounts is as follows.
 ------- ------------------------------------------------ ------------------------- ------------------------
 8.1     Cash on hand and at bank                                          385,014                2,385,284

 8.2     Deposits at call                                                3,200,000                4,469,589

 8.3     Bank overdraft                                                          0                        0

 8.4     Other (provide details)                                                 0                        0
                                                          ------------------------- ------------------------
 8.5     Total cash at end of period (item 7.27)                         3,585,014                6,854,873
 ------- ------------------------------------------------ ------------------------- ------------------------

Other notes to the condensed financial statements

                                                          ------------------------- ------------------------
Ratios                                                    Current period            Previous corresponding
                                                                                    Period
                                                          ------------------------- ------------------------
         Profit before tax / revenue

9.1      Consolidated profit (loss) from ordinary                           (668%)                   (802%)
         activities before tax (item 1.5) as a
         percentage of revenue (item 1.1)
-------- ------------------------------------------------ ------------------------- ------------------------

         Profit after tax / +equity interests
9.2      Consolidated net profit (loss) from ordinary                        (32%)                    (19%)
         activities after tax attributable to members
         (item 1.11) as a percentage of equity
         (similarly attributable) at the end of the
         period (item 4.37)
-------- ------------------------------------------------ ------------------------- ------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 8

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------



Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

--------------------------------------------------------------------------------

Basic Earnings per Share:                    (9.2) cents
Net Loss for period (item1.11)                  (5,304,236)

Weighted Average Number of Ordinary Shares = 57,623,389

Diluted Earnings per Share:                 (9.2) cents

Diluted Earnings per Share is the same as Basic earnings per share as the dilutive options have not increased the loss per share.

--------------------------------------------------------------------------------

                                       -----------------------------------------
 NTA backing                           Current period    Previous corresponding
 (see note 7)                                            Period
 ----------------------------- -------------------------------------------------

 11.1  Net tangible asset backing per
       +ordinary security                  5.09 cents       11.5 cents

                                       ----------------- -----------------------

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042:
Discontinuing Operations (see note 17).)

12.1     Discontinuing Operations

--------------------------------------------------------------------------------

N/A

--------------------------------------------------------------------------------









--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 9

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

Control gained over entities having material effect

                                             -----------------------------------
   13.1  Name of entity (or group of         N/A
         entities)
                                             -----------------------------------

                                                                       ---------
   13.2  Consolidated profit (loss) from ordinary activities and
         extraordinary items after tax of the controlled entity (or    $
         group of entities) since the date in the current period on which control was +acquired
                                                                       ---------

   13.3  Date from which such profit has been calculated

                                                                       ---------
   13.4  Profit (loss) from ordinary activities and extraordinary
         items after tax of the controlled entity (or group of         $
         entities) for the whole of the previous corresponding period

                                                                       ---------

Loss of control of entities having material effect

                                                --------------------------------
14.1     Name of entity (or group of entities)  N/A
                                                --------------------------------
                                                                         -------
14.2     Consolidated profit (loss) from ordinary activities and
         extraordinary items after tax of the controlled entity (or      $
         group of entities) for the current period to the date of loss of control
                                                                         -------
14.3     Date to which the profit (loss) in item 14.2 has been
         calculated
                                                                         -------
14.4     Consolidated profit (loss) from ordinary activities and
         extraordinary items after tax of the controlled entity (or      $
         group of entities) while controlled during the whole of the previous corresponding period
                                                                         -------
14.5     Contribution to consolidated profit (loss) from ordinary
         activities and extraordinary items from sale of interest        $
         leading to loss of control
                                                                         -------

Dividends (in the case of a trust, distributions)
                                                                          ------
                                                                          N/A
15.1     Date the dividend (distribution) is payable
                                                                          ------

                                                                          ------
15.2     +Record  date  to  determine   entitlements   to  the  dividend
         (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm
         or  such  later  time   permitted  by  SCH  Business  Rules  if
         +securities are +CHESS approved)
                                                                          ------
                                                                          ------
15.3     If it is a final dividend, has it been declared?
         (Preliminary final report only)

                                                                          ------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 10

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

Amount per security
-------- --------------------------------------------------- ---------------- ---------------- -----------------
                                                               Amount per     Franked amount      Amount per
                                                                security       per security      security of
                                                                                 at % tax       foreign source
                                                                               (see note 4)        dividend
----------- ------------------------------------------------ ---------------- ---------------- -----------------
            (Preliminary final report only)
15.4        Final dividend:      Current year                     0(cent)         0(cent)            0(cent)

15.5                             Previous year                    0(cent)         0(cent)            0(cent)
----------- ------------------------------------------------ ---------------- ---------------- -----------------
            (Half yearly and preliminary final reports)
15.6        Interim dividend:    Current year                      0(cent)         0(cent)            0(cent)

15.7                             Previous year                     0(cent)         0(cent)            0(cent)
----------- ------------------------------------------------ ---------------- ---------------- -----------------

Total dividend (distribution) per security (interim plus final)
(Preliminary final report only)
                                     -------------------- ----------------------
                                     Current year         Previous year
                                     -------------------- ----------------------
15.8     +Ordinary securities               0(cent)               0(cent)
15.9     Preference +securities             0(cent)               0(cent)
                                     -------------------- ----------------------

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

                                               ------------------ --------------
                                               Current period $A  Previous
                                                                  corresponding
                                                                  period - $A
                                               ------------------ --------------
15.10      +Ordinary securities (each class
           separately)                                   0                  0
15.11      Preference +securities (each class            0                  0
           separately)
15.12      Other equity instruments (each class          0                  0
           separately)
                                               ------------------ --------------
15.13      Total                                         0                  0
                                               ------------------ --------------

The +dividend or distribution plans shown below are in operation.
--------------------------------------------------------------------------------
N/A
--------------------------------------------------------------------------------

                                                                 ---------------
The last date(s) for receipt of election notices for the
+dividend or distribution plans
                                                                 ---------------

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 11

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

Details of aggregate share of profits (losses) of associates and joint venture entities

                                                          ----------------------- -----------------------
                                                          Current period $A       Previous
 Group's   share  of   associates'   and  joint  venture                          corresponding period
 entities':                                                                        - $A
                                                          ----------------------- -----------------------
 16.1    Profit (loss) from ordinary activities before                     0                       0
         tax

 16.2    Income tax on ordinary activities                                 0                       0
                                                          ----------------------- -----------------------

 16.3    Profit (loss) from ordinary activities after                      0                       0
         tax

 16.4    Extraordinary items net of tax                                    0                       0
                                                          ----------------------- -----------------------

 16.5    Net profit (loss)                                                 0                       0

 16.6    Adjustments                                                       0                       0
                                                          ----------------------- -----------------------

 16.7    Share of net profit (loss) of associates and                      0                       0
         joint venture entities
 ------- ------------------------------------------------ ----------------------- -----------------------


Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)

                               --------------------------------- --------------------------------------
 Name of entity                Percentage of ownership           Contribution to net profit (loss)
 N/A                           interest held at end of period    (item 1.9)
                               or date of disposal
 ----------------------------- --------------- ----------------- --------------- ----------------
                               Current         Previous          Current period     Previous
                               period          corresponding     $A                 corresponding
                                               period                               period - $A
                               --------------- ----------------- -------------- -----------------
17.1   Equity accounted                     0                 0              0             0
        associates and joint
        venture entities
 ----------------------------- --------------- ----------------- -------------- -------------
                                            0                 0              0             0
 17.2   Total

 ----------------------------- --------------- ----------------- -------------- -------------
                                            0                 0              0             0
 17.3   Other material
        interests

 ----------------------------- --------------- ----------------- -------------- -------------
                                            0                 0              0             0
 17.4   Total

 ----------------------------- --------------- ----------------- -------------- -------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 12

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------


Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)


                                            ---------------- --------------- ------------- ------------------
                                                                             Issue  price  Amount   paid  up
Category of +securities                     Total number     Number quoted   per           per security
                                                                             security      (see note 14)
                                                                             (see    note  (cents)
                                                                             14)
                                                                             (cents)
                                            ---------------- --------------- ------------- ------------------
18.1       Preference +securities
           (description)
                                            ---------------- --------------- ------------- ------------------
18.2       Changes during current period
           (a)  Increases through issues
           (b)  Decreases through returns
           of capital, buybacks,
           redemptions
---------- -------------------------------- ---------------- --------------- ------------- ------------------
18.3       +Ordinary securities                  58,612,750      58,612,750
                                            ---------------- --------------- ------------- ------------------
18.4       Changes during current period
           (a)  Increases through issues            191,794         191,794
           (b)  Decreases through returns
           of capital, buybacks
---------- -------------------------------- ---------------- --------------- ------------- ------------------
18.5       +Convertible debt securities
           (description and conversion
           factor)
                                            ---------------- --------------- ------------- ------------------
18.6       Changes during current period
           (a)  Increases through issues
           (b)  Decreases through
           securities matured, converted
---------- -------------------------------- ---------------- --------------- ------------- ------------------
18.7       Options  (description and                                         Exercise      Expiry
           conversion factor)                                                price         date
                                                                                           (if any)
                                                                             ------------- ------------------
                                                  7,234,310       7,234,310         $0.50   Before 1/3/2003
                                                 20,250,000               0         $0.50   Before 1/12/2004
                                                    200,000               0         $0.50   Before 31/3/2004
                                                    210,000               0         $0.50   Before 30/6/2005
                                            ---------------- --------------- ------------- ------------------
18.8       Issued during current period             200,000               0         $0.50   Before 31/3/2004
                                                    200,000               0         $0.50   Before 30/6/2005
                                            ---------------- --------------- ------------- ------------------
18.9       Exercised during current period       (1,160,690)     (1,160,690)        $0.50    Before 1/3/2003
                                            ---------------- --------------- ------------- ------------------
18.10      Expired during current period

---------- -------------------------------- ---------------- --------------- ------------- ------------------
18.11      Debentures  (description)

18.12      Changes during current period
           (a)  Increases through issues
           (b)  Decreases through
           securities matured, converted

---------- -------------------------------- ---------------- ---------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 13

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------


18.13      Unsecured notes  (description)
           Changes during current period
18.14

           (a)  Increases through issues
           (b)  Decreases through
           securities matured, converted

---------- -------------------------------- ---------------- ---------------


Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The entity operates in only one geographic location and within one industry.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

            --------------------------------------------------------------------

             NIL

            --------------------------------------------------------------------

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 14

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------





     ---------------------------------------------------------------------------

      NIL

     ---------------------------------------------------------------------------

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

--------------------------------------------------------------------------------

N/A

--------------------------------------------------------------------------------

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

--------------------------------------------------------------------------------

N/A

--------------------------------------------------------------------------------

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

--------------------------------------------------------------------------------

N/A

--------------------------------------------------------------------------------

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

--------------------------------------------------------------------------------
There has been no change in the status in the matter of PN Gerolymatos since the last annual report other than that disclosed in public announcements on the ASX.
--------------------------------------------------------------------------------

Additional disclosure for trusts


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 15

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

                                                         -----------------------
20.1       Number  of  units  held  by  the  management  N/A
           company  or  responsible   entity  or  their
           related parties.                              -----------------------

20.2       A  statement  of the  fees  and  commissions  -----------------------
           payable   to  the   management   company  or  N/A
           responsible entity.

           Identify:

           o        initial service charges
           o        management fees
           o        other fees
                                                         -----------------------

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

                                                        ------------------------
                                                        1231 High Street
Place                                                   Armadale   Vic   3143
                                                        ------------------------
                                                        29 NOVEMBER 2002
Date
                                                        ------------------------
                                                        10.00 am
Time
                                                        ------------------------
                                                        27 OCTOBER 2002
Approximate date the +annual report will be available   ------------------------


Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

                                               ---------------------------------
       Identify other standards used           None
                                               ---------------------------------

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies. (Tick one)

   |_|   The +accounts have been audited.  |_| The  +accounts  have been subject
                                               to review.








--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 16

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------

   |X|   The   +accounts   are   in   the    |_|The +accounts  have not yet been
         process   of  being   audited  or       audited or reviewed.
         subject to review.


5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6    The entity has formally constituted audit committee.



Sign here:        /s/Richard Revelins                   Date: 13 September 2002
                  (Company Secretary)


Print name:       Richard Revelins

Notes

1. For announcement to the market The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. True and fair view If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.   Condensed consolidated statement of financial performance

     Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in AASB 1004: Revenue, and AASB 1018:
               Statement of Financial Performance.

     Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. Income tax If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 17

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------


     payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items
     15.4 to 15.7.

5.   Condensed consolidated statement of financial position

     Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

     Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. Condensed consolidated statement of cash flows For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. Net tangible asset backing Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8. Gain and loss of control over entities The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. Rounding of figures This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. Comparative figures Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 18

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------


     the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. Additional information An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. Corporations Act financial statements This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. Issued and quoted securities The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 Details of expenses AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

     The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

     Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 Dollars If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17.  Discontinuing operations

     Half yearly report


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 19

                                                                     Appendix 4B
                                            Half yearly/preliminary final report
--------------------------------------------------------------------------------



     All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

     Preliminary final report

     Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

     In any case the information may be provided as an attachment to this Appendix 4B.

18.  Format

     This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/6/2002                                                    Appendix 4B Page 20

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PRANA BIOTECHNOLOGY LIMITED

                                                     (Registrant)

                                            By /s/ Geoffrey Kempler
                                               --------------------

                                                     Geoffrey Kempler,
                                                     Executive Chairman

Date:  December 23, 2002